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Exhibit 99.2  Limited Financial Information


July 21, 1997              For further information contact:

                           David M. Bradley
                           Chairman, President & Chief Executive Officer North Central Bancshares, Inc.
                           825 Central Avenue
                           Fort Dodge, Iowa 50501
                           515-576-7531

NORTH CENTRAL BANCSHARES, INC. ANNOUNCES EARNINGS
(Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc., (the "Company") the holding company for First Federal Savings Bank of Fort Dodge (the "Bank"), announced today that the Company earned $959,000, or $0.30 per share for the second quarter of 1997, compared to $1.0 million, or $0.26 per share during the second quarter of 1996. For the six months ended June 30, 1997, the net earnings were $1.8 million or $0.57 per share, as compared to $1.7 million or $0.43 per share for the corresponding period a year ago.

On March 20, 1996, First Federal Savings Bank completed a reorganization from a mutual holding company form of organization to a stock holding company form of organization. Pursuant to this transaction, the Bank became a wholly-owned subsidiary of North Central Bancshares, Inc. and the Company replaced the Bank as the issuer listed by The Nasdaq Stock Market. In addition to the exchange of the Bank's common stock for 1,385,590 shares of the Company's stock, the Company sold 2,625,467 shares of stock in a subscription offering. This stock offering resulted in net proceeds for the Company of $25.4 million.

Total assets at June 30, 1997 were $212.9 million as compared to $203.1 million at December 31, 1996. The increase in total assets resulted primarily from increases in cash, securities available for sale and loans, partially offset by decreases in securities held to maturity. Deposits increased $6.5 million, or 5.0% from $129.7 million at December 31, 1996 to $136.3 million at June 30, 1997. Other borrowed funds increased $4.2 million or 18.9% from $22.3 million at December 31, 1996 to $26.6 million at June 30, 1997.

Nonperforming assets were 0.12% of total assets as of June 30, 1997 compared to 0.15% of total assets as of December 31, 1996. The allowance for loan losses was $2.1 million or 1.18% of total loans at June 30, 1997, compared to $2.0 million or 1.14% of total loans at December 31, 1996.

The net interest margin for the quarter ended June 30, 1997 was 4.07% compared to 4.57% for the corresponding quarter in 1996, primarily due to the cost associated with the purchase of treasury stock, as compared to no such costs for the second quarter of 1996. Net interest income for the quarter ended June 30,

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